UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 November 2017
Exhibit No. 2	Notice of Redemption of RCIs dated 13 November 2017
Exhibit No. 3	Publication of Drawdown Prospectus dated 14 November 2017
Exhibit No. 4	Publication of a Drawdown Prospectus dated 21 November 2017
Exhibit No. 5	Redemption Notice dated 27 November 2017

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 01, 2017

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 01, 2017

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 November 2017

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2017, Barclays PLC's issued share capital consists of 17,044,449,463 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (17,044,449,463) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 4755

Exhibit No. 2

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
U.S.$1,250,000,000 (Outstanding U.S.$117,151,000) 7.434% Step-up Callable Perpetual Reserve Capital Instruments
 (the "RCIs")

ISIN (Reg S RCIs): XS0322792010
ISIN (144A RCIs): US06739GAD16

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding RCIs on 15 December 2017 (the "Redemption Date"), in accordance with Condition 7(b) of the RCIs.  The outstanding RCIs will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 15 June 2017 to, but excluding, the Redemption Date. Accordingly, the listing of the RCIs on the Official List of the FCA and the admission of the RCIs to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 18 December 2017.

Barclays Bank PLC

13 November 2017

Exhibit No. 3

Publication of Drawdown Prospectus

The following drawdown prospectus (the "Drawdown Prospectus") is available for viewing:

Drawdown Prospectus in relation to Barclays PLC's issue of EUR 500,000,000 0.625 per cent. Notes due 2023 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4744W_-2017-11-14.pdf

A copy of the Drawdown Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Drawdown Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Drawdown Prospectus. In accessing the Drawdown Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
The Drawdown Prospectus referred to above must be read in conjunction with the base prospectus dated 28 February 2017 as supplemented by the supplemental base prospectus dated 4 May 2017 and 31 July 2017 and 27 October 2017 which together constitute a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE DRAWDOWN PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE DRAWDOWN PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE DRAWDOWN PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Drawdown Prospectus and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Drawdown Prospectus and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Drawdown Prospectus and/or the Prospectus is not addressed. Prior to relying on the information contained in the Drawdown Prospectus and/or Prospectus you must ascertain from the Drawdown Prospectus and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Drawdown Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Drawdown Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Drawdown Prospectus, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Drawdown Prospectus via electronic publication.

You are reminded that the Drawdown Prospectus has been made available to you on the basis that you are a person into whose possession the Drawdown Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Drawdown Prospectus to any other person.

The Drawdown Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Drawdown Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Drawdown Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Drawdown Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Drawdown Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

Publication of Drawdown Prospectus

The following drawdown prospectus (the "Drawdown Prospectus") is available for viewing:

Drawdown Prospectus in relation to Barclays PLC's issue of SGD 200,000,000 3.750 per cent. Fixed Rate Resetting Subordinated Callable Notes due 2030 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1519X_-2017-11-21.pdf

A copy of the Drawdown Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Drawdown Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Drawdown Prospectus. In accessing the Drawdown Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Drawdown Prospectus referred to above must be read in conjunction with the base prospectus dated 28 February 2017 as supplemented by the supplemental base prospectus dated 4 May 2017 and 31 July 2017 and 27 October 2017 which together constitute a base prospectus (the "Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE DRAWDOWN PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE DRAWDOWN PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE DRAWDOWN PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE DRAWDOWN PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Drawdown Prospectus and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Drawdown Prospectus and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Drawdown Prospectus and/or the Prospectus is not addressed. Prior to relying on the information contained in the Drawdown Prospectus and/or Prospectus you must ascertain from the Drawdown Prospectus and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Drawdown Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Drawdown Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Drawdown Prospectus, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Drawdown Prospectus via electronic publication.

You are reminded that the Drawdown Prospectus has been made available to you on the basis that you are a person into whose possession the Drawdown Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Drawdown Prospectus to any other person.

The Drawdown Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Drawdown Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Drawdown Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Drawdown Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Drawdown Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
GBP 500,000,000 Fixed/Floating Rate Subordinated Callable Notes due 2023
 (the "Notes")

ISIN: XS0334370565

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 16 January 2018 (the "Redemption Date"), in accordance with the terms and conditions of the Notes.  The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 16 January 2017 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 17 January 2018.

Barclays Bank PLC

27 November 2017